

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Andrew Wolstan
General Counsel
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

      Re: Canoo Inc.
         Registration Statement on Form S-1
         Filed January 13, 2021
         File No. 333-252082

Dear Mr. Wolstan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: David Peinsipp